U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10SB

      General Form for Registration of Securities of Small Business Issuers
           Under Section 12(b) or 12(g) of the Securities Act of 1934


                           TASCO INTERNATIONAL, INC.
                        -------------------------------
                        (Name of Small Business Issuer)


            Delaware                                            33-0824714
-------------------------------                              ----------------
(State or Other Jurisdiction of                              (I.R.S. Employer
 Incorporation or Organization)                           Identification Number)


                     1649 Dartmouth, Chula Vista, CA 91913
          -----------------------------------------------------------
          (Address of Principal Executive Offices including Zip Cope)


                                  619-482-7800
                          ---------------------------
                          (Issuer's Telephone Number)


        Securities to be Registered Under Section 12(b) of the Act: None


          Securities to be Registered under Section 12(g) of the Act:

                         Common Stock, $.0001 Par Value
                         ------------------------------
                                (Title of Class)

                               TABLE OF CONTENTS



 ITEM                                PART I                                PAGE
 ----                                                                      ----
ITEM 1. Description of Business Risk Factors                                 1
ITEM 2. Management's Discussion and Analysis or Plan of Operation            7
ITEM 3. Property                                                             9
ITEM 4. Security Ownership of Certain Beneficial Owners and Management       9
ITEM 5. Directors, Executive Officers, Promoters, and Control Persons
        of the Company                                                      10
ITEM 6. Executive Compensation                                              11
ITEM 7. Certain Relationships and Related Transactions                      11
ITEM 8. Description of Securities                                           11

                                   PART II

ITEM 1. Market Price of and Dividends on the Company's Common Equity
        and Other Shareholder Matters                                       12
ITEM 2. Legal Proceedings                                                   13
ITEM 3. Changes In and Disagreements with accountants on Accounting
        and Financial Disclosure                                            13
ITEM 4. Recent Sales of Unregistered Securities                             13
ITEM 5. Indemnification of Directors and Officers                           13

                                    PART F/S

Index to Financial Statements                                               14

                                    PART III

ITEM 1. Index to Exhibits                                                   22

SIGNATURE                                                                   23

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

GENERAL

     Tasco International, Inc. ("the Company") is filing this Form 10SB registration statement on a voluntary basis and plans to continue filing interim and periodic reports as required under the Exchange Act of 1934, as amended ("Exchange Act"), in order to maintain compliance with the Securities and Exchange Commission's ("SEC") requirements to maintain the status of a reporting company. The Company plans to become a reporting company in order to list its securities for public trading on the over-the-counter Electronic Bulletin Board ("OTCBB"). Under current National Association of Security Dealers ("NASD") rules, in order for a company to become listed on the OTCBB, it must be a reporting company under the Exchange Act.

FORWARD LOOKING STATEMENTS

     Certain information detailed within this registration statement is based on forward-looking statements. Generally, the words "anticipate," "believes," "expects," "intends," and similar expressions identify such forward-looking statements. Forward-looking statements involved risks and uncertainties, and the Company's actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are current only as of the date of this registration statement. All parties and individuals reviewing this registration statement and considering the Company as an investment should be aware of the financial risk involved with investing in a development stage company. When deciding whether to invest or not, careful review of the risk factors detailed in Item 1 of this document and consideration of forward-looking statements contained in this registration statement should be adhered to.

     The Company has not commenced operations or generated revenue and must be considered in the early development stages of embarking upon a new venture. Prospective investors should be aware of the difficulties encountered by such new enterprises, as the company faces all the risks inherent in any new business, including: competition, the absence both of an operating history and profitability and the need for additional working capital. The likelihood of the success of the Company must be considered in light of the problems and expenses that are frequently encountered in connection with the operation of a new business and the competitive environment in which the company will be operating.

BUSINESS OF THE ISSUER

     Tasco International, Inc. ("the Company") was incorporated in the State of Delaware on October 6, 1998. Tasco International, Inc.'s ("the Company," "Company," "Our," "our," "We," "we,") business plan is to become actively engaged in the business of providing production of visual content and other digital media solutions to facilitate commerce, communication and entertainment. The Company plans to offer both business and consumers solutions that enable the Company to deliver digital media content to web sites. The Company initially plans to use and develop collective resources within the digital media arena to provide production of visual content, particularly of providing images in the 360-degree format whereby users can easily navigate on a computer screen by moving a cursor inside the image. The Company has initially targeted the following global vertical markets: real estate, travel and hospitality, automotive and entertainment.

STRATEGY

     The capture and processing of visual content and other digital media requires time, technical expertise, extensive relationships and resources. For example, providing a nationwide content capture network requires the management of relationships of photographers across broad geographic areas. In addition, preparing digital media content for Internet distribution requires varying degrees of processing technology, quality assurance and image and multimedia enhancement. Further, delivering visual content and other digital media to a wide variety of e-commerce web sites and Internet portals requires a highly scaleable and reliable infrastructure as well as the development and maintenance of affiliate relationships. As a result, businesses are searching for a comprehensive provider of solutions so that they can focus on their core competencies without having to develop and maintain their own digital media infrastructure.

OVERVIEW

     The Company initially plans to seek income by providing businesses and consumers production of visual content and other digital media, including still media, 360 degree images, video, animation and audio for the Internet. In order to provide production of visual content and other digital media solutions, the Company plans to develop certain relationships with photographers and visual content producers so the Company can offer its services in many areas in the United States. After the digital content is in place, the Company will offer production of still media or 360 degree images for our clients, which we believe currently offer the most compelling visual content for the Internet. For example, the 360-degree images provide a complete image - from ground to sky, floor to ceiling in an expansive 360-degree viewing field. In addition the Company will offer production of other visual media including video, animation and audio for the Internet.

INDUSTRY BACKGROUND

     The emergence of the Internet and secure transaction networks has generated significant opportunities for businesses and consumers to conduct electronic commerce. International Data Corporation, or IDC, estimates e-commerce revenues will grow from approximately $130 billion worldwide in 1999 to $1.6 trillion worldwide by 2003. The popularity of the Internet has resulted in substantial growth in the number and types of web sites. According to IDC, the number of URLs on the web is estimated to grow from 2.2 billion in 1999 to 4.3 billion in 2000. Due to this dramatic increase, operators of web sites must devote significant time and resources to attract and retain site traffic and generate online transactions.

     In order to fulfill these objectives, companies are seeking more compelling visual content and other digital media to significantly enhance the quality of their online presence. Current technological innovations in the industry offer businesses the opportunity to provide online visual content of a more realistic and interactive nature. By using these innovations, businesses can increase the frequency and duration of web site visits, potentially accelerating e-commerce transactions and increasing advertising revenues.

CUSTOMERS AND MARKETS

     Tasco International, Inc. plans to offer complete production services toward providing complete visual content and digital media solutions to businesses and consumers across the Internet. The Company intends to target vertical markets including real estate, travel and hospitality, automotive and entertainment as follows:

     Real estate - Residential and commercial real estate companies and professionals can use the Company's services to provide online 360-degree images of properties including existing homes, new homes, rental apartments and office buildings and their surrounding areas. Our production service will enable real estate professionals to cost-effectively market properties to a wide audience, thereby providing a value-added service to both buyers and sellers.

     Travel and hospitality - Hotel chains, vacation resorts, cruise lines, golf courses, restaurants, theme parts, major tourist attractions and tourism bureaus can utilize our digital media production services to enhance their online marketing. Providing 360 degree images offer a prospective visitor the opportunity to take online tours of rooms, meeting and conference facilities and attractions.

     Automotive - Automobile companies can utilize our digital media production services to create virtual showrooms and highlight differences between different models and their respective option packages. Consumers can experience a realistic perspective of both the interior and exterior of a car while receiving on-screen descriptions of particular features.

     Entertainment - Our digital media productions services can be offered to sports, theater or musical arenas to offer on-line tours of seating, to make it easier and convenient to purchase tickets knowing exactly where seating is available in reference to the staged event.

OPERATIONS AND TECHNOLOGY

The Company intends to purchase hardware, software and digital photographic equipment to produce complete visual content and other digital media. In addition, the Company also plans to develop a proposed web site to offer its services to businesses and consumers. Samples of digital media content for still media, 360 degree images, video, animation and audio will be made available for viewing on this proposed web site. Afterwards, the Company plans to seek strategic relationships with photographers and other visual content producers so the Company can offer its services in many areas in the United States. The Company has no patented technology to create any images or view images on the Internet. The Company will be subject to all regulation regarding usages of this technology including a combination of patent, copyright, and trademark laws.

     The Company has no plans to develop technology for production of new products or services.

     The Company does not rely on raw materials for conducting its business.

     The Company will not be dependent on one or a few major customers, but will rely on the broad-based digital media market for developing customers over time.

     The Company currently has no patents, trademarks, licenses, franchise, royalty agreements, or labor contracts in place.

     The Company is unaware of need for governmental approval for its proposed business plan. The Company is not currently subject to direct federal, state or local regulation, and laws or regulations applicable to access to or commerce on the Internet, other than regulations applicable to businesses generally. However, due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security.

     The Company is currently not aware of any federal, state or local laws and regulations regulating the Internet at this time which would materially affect its proposed business activities.

     The Company is unaware of any environmental laws (federal, state, or local) that will have an effect on its proposed business.

     The Company has spent no money over the past two years on research and development.

     Currently, the Company has no employees excluding the current officer and director. Adrienne Humphreys, an officer and director of the Company, is currently employed full time. (SEE ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSON" Potential Conflicts of Interest). The officer and director anticipate devoting, at most, 20 hours per month. This is only an estimation and may be increased or decreased depending on unforeseen factors. Though no commercial conflicts are anticipated between the current employer of the officer, director, and the Company no assurance can be given that this will continue.

SALES AND MARKETING

     The Company does not have a sales and marketing plan currently in place. Actual fees for services will be offered on a project by project basis and will be determined based on the Company's costs for production of services. It is the Company's plan to focus its marketing efforts to include traditional and Internet advertising as well as direct mailings, participation in trade shows and co-marketing with strategic partners.

COMPETITION

     The market for production of visual content and other digital media solutions is new and rapidly evolving. As the demand for production of visual content solutions increases, the Company expects competition to intensify. The Company competes with providers of imaging technology who, in addition to owning the technology, also produce visual content for businesses and consumers. Our competitors have greater financial, marketing, distribution and technical resources. We also compete with traditional off line methods of marketing real estate properties, including classified ads, brochures and still photos. Our success will be dependent on our ability to compete with these and any other competitors on the quality of our solutions and their cost effectiveness. There is no assurance that we will be successful in that competition.

RISK FACTORS

     The Company is in the development stage and the market it intends to compete within is new and emerging. There are several competitors within the marketplace that have significantly greater financial and management resources than the Company. The following section describes some of the risk factors specific to the Company. Individuals should carefully consider the following risk factors, in addition to the other information presented in this registration statement, when evaluating the Company's business plan. Any of the following risks could seriously harm the business and/or prevent the furtherance of the business.

RISKS PARTICULAR TO TASCO INTERNATIONAL, INC.

A.   NO OPERATING HISTORY TO EVALUATE.

     The Company was incorporated under the laws of the State of Delaware on October 6, 1998. The Company's activities to date have been to prepare the Company's business strategy, and to date has not generated revenue. The Company has a limited operating history and must be considered entirely promotional and in the early development stages of embarking upon a new venture. We are among many companies that have entered into the market of providing production of visual content and digital media solutions for web sites. Our business and prospects must be considered in light of the risk, expense, and difficulties frequently encountered by companies in an early stage of development, particularly companies in new and rapidly evolving markets of providing services on the Internet. Prospective investors should be aware of the difficulties encountered by such new enterprises, as the Company faces all the risks inherent in any new business, including: competition, the absence both of an operating history and profitability and the need for additional working capital. The likelihood of the success of the Company must be considered in light of the problems and expenses that are frequently encountered in connection with the operation of a new business and the competitive environment in which the Company will be operating.

B. NEED FOR ADDITIONAL WORKING CAPITAL - CONTINUAITON OF GOING CONCERN NOT ASSURED.

     As of September 30, 2000, the Company had working capital of $11,493 and faces the need for substantial additional working capital in the near future. The capital needs of the Company are greater than currently anticipated, and the Company will be required to seek other sources of financing. No assurance can be given that the Company will be able to organize debt or equity financing, or that if available, it will be available on terms and conditions satisfactory to management and might dilute current shareholders.

     The Company has prepared audited financial statements as of September 30, 2000, reporting that the Company is in the development stage and its ability to establish itself as a going concern is dependent upon the Company obtaining sufficient financing to continue its development activities. There is no assurance that the Company will achieve profitable operations in the future. The Company could be required to secure additional financing to implement further development plans. There is no assurance that such financing will be available to the Company, or if available, will be available on terms and conditions satisfactory to management.

C. WE HAVE HAD NO HISTORY OF OPERATIONS AND EXPECT OPERATING LOSSES IN THE FORESEEABLE FUTURE.

     The Company expects to incur operating losses for the foreseeable future and if we ever have operating profits, we may not be able to sustain them. Expenses will increase as we build an infrastructure to implement our business model. For example, we expect to hire additional employees and lease more space for our corporate offices as need arises. In addition, we plan to significantly increase our operating expenses to:

     *    purchasing hardware, software and digital photographic equipment;

     *    developing a digital media web site;

     * Seeking contractual relationships with selected photographers and other visual content producers;

     Expenses may also increase due to the potential effect of goodwill amortization and other charges resulting from future partnerships and/or alliances, if any. If any of these and other expenses are not accompanied by increased revenue, our operating losses will be even greater than we anticipate.

D. THE PROGRESS AND OVERALL SUCCESS OF THE COMPANY IS SUBSTANTIALLY DEPENDENT UPON THE ABILITIES OF THE CURRENT OFFICER AND DIRECTOR OF THE COMPANY.

     The Company's performance and operating results are substantially dependent on the continued service and performance of its officer and director. The Company intends to hire additional technical, sales and other personnel as they move forward with their business model, though competition for such personnel is intense. There can be no assurance that the Company can retain key technical employees, or to attract or retain highly qualified technical and managerial personnel in the future. The loss of the services of the Company's key employee or the inability to attract and retain the necessary technical, sales and other personnel, would likely limit the chances for success and have a negative effect upon the Company's business, financial condition, operating results and cash flows. In addition, the concentrated ownership the sole officer and director has over the company, which will not be significantly affected and may have a material adverse effect on future business progress. Furthermore, the current officer and director is involved with other employment other than that of the Company, which may take time from developing the business of the Company and effect the overall success.

E.   COMPETITION

     The market for production of visual content and other digital media solutions is new and rapidly evolving. As the demand for production of visual content solutions increases, the Company expects competition to intensify. The Company competes with other providers of digital media content, and these companies may have greater financial, marketing, distribution and technical resources, which therefore may have an adverse effect on the profitability of the Company. Our success will be dependent on out ability to compete with these and any other competitors on the quality of our solutions and their cost effectiveness. There is no assurance that we will be successful in that competition.

F.   LACK OF CASH DIVIDENDS

     The Company has not paid any cash dividends on its Common Shares to date and there are no plans for paying cash dividends in the foreseeable future. Initial earnings that the company may realize, if any, will be retained to finance the growth of the Company. Any future dividends, of which there can be no assurance, will be directly dependent upon earnings of the Company, its financial requirements and other factors.

G.   PURCHASE OF INVENTORY; CAPITAL RESOURCE REQUIREMENTS

     The Company presently plans to purchase hardware, software and digital photographic equipment within the next twelve months. In addition, the Company plans to develop its digital media web site. Expenses needed to build an infrastructure to implement our business model will depend upon a number of factors including the Company's ability to raise sufficient capital. There are no assurances that the Company can raise sufficient capital through debt or equity financing which might be available to the Company on favorable terms or at all and might dilute current shareholders.

H. GROWTH AND ACQUISITON MAY STRAIN THE MANAGEMENT, OPERATION AND FINANCIAL RESOURCES

     There can be no assurances that the proposed business model will be adequate to support any future operations. In addition, there is a risk that the company may not be able to expand their operations at the same rate as market demand may be created.

     If appropriate opportunities present themselves, the Company intends to seek out business opportunities to expand their visual content and digital media business. The process of integrating and acquiring any business may result in operating difficulties and expenditures, which cannot be anticipated and may absorb significant management attention that would otherwise be available for further development of their existing business. Moreover, the anticipated benefits of any acquisition may be realized. Any future acquisition of other businesses, technologies, services or products might require the Company to obtain additional equity or debt financing which might not be available to the Company on favorable terms or at all and might dilute current shareholders. Additionally, the Company may not be able to successfully identify, negotiate or finance future acquisitions or to integrate acquisitions with the current proposed business.

I.   SHARES SUBJECT TO RULE 144

     On September 30, 2000, the Company had 1,230,000 Common Shares issued and outstanding that have not been registered with the Commission or any State securities agency and are currently restricted pursuant to Rule 144 promulgated by the Commission under the 1933 Act. Rule 144 provides, in essence, that a person holding restricted securities for one year from the date the securities were purchased from the issuer, or an affiliate of the issuer, and fully paid, may sell limited quantities of the securities to the public without registration, provided there shall be certain public information with respect to the issuer. Pursuant to Rule 144, securities held by non-affiliates for more than two years may generally be sold without reference to the current public information or broker transaction requirements, or the volume limitations. None of the current outstanding restricted shares are available for resale pursuant to Rule 144.

     The sale of some or all of the currently restricted Common Shares could have a material negative impact upon the market price of the Common Shares, if a market for the Common Shares should develop in the future.

J.   OTHER NON PUBLIC SALES OF SECURITIES

     As part of the Company's plan to raise additional working capital, the Company may make a limited number of offers and sales of its Common Shares to qualified investors in transactions that are exempt from registration under the 1933 Act. There can be no assurance the Company will not make other offers of its securities at different prices, when, in the Company's discretion, such prices are deemed by the Company to be reasonable under the circumstances.

K.   NO ASSURANCE OF LIQUIDITY

     There is currently no public market for the Common Shares or any other securities of the Company and there can be no assurance that a trading market will develop in the future.

L. WE FACE THE LOSS OF KEY PERSONNEL WHICH COULD ADVERSELY AFFECT PROPOSED OPERATIONS

     Our performance is greatly dependent on the performance of our management and director. The loss of the services of our executive officer/director could harm our business. The Company's key management has some expertise in production of visual content and other digital media including still media, 360 degree images, video, animation and audio for the Internet. The loss of our executive officer/director could have a negative impact on our reputation for expertise in the digital media industry. Additionally as the company operations get underway, we must identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, marketing and customer service personnel, including programmers. Competition for highly skilled technical, managerial, marketing and customer service personnel is intense. We may not be able to successfully attract, integrate or retain sufficiently qualified personnel, which failure could harm our business.

I.   WE ARE DEPENDENT ON THE CONTINUED GROWTH OF INTERNET COMMERCE

     Our business could be harmed if any of the following situations occur:

     * the use of the Internet does not continue to grow or grows more slowly than expected;

     * the Internet's infrastructure does not effectively support the growth that may occur; and

     *    the Internet does not become a viable commercial marketplace.

     The market for the production of visual content and digital media over the Internet is a new and emerging market. Rapid growth in the use of, and interest in, the Internet is a recent phenomenon and may not continue to develop.

J.   WE ARE LARGELY CONTROLLED BY MANAGEMENT

     Our officer/director currently owns or controls a substantial majority of our outstanding common stock and thereby continues to be able to exercise voting control over the Company for the foreseeable future and will be able to elect the entire Board of Directors. This management control could prevent, or make more difficult, on-going business.

K.   WE WILL RELY ON THIRD PARTIES FOR VARIOUS INTERNET AND PROCESSING SERVICES

     Our proposed operations will depend on a number of third parties for Internet access and viewing services. We will have limited control over these third parties and no long-term relationships with any of them. For example, we will not own a gateway onto the Internet, but instead, rely on Internet service providers to connect our web site to the Internet. Should the third parties that we will rely on for Internet access or viewing service be unable to serve our needs for a sustained time period as a result of a strike, natural disaster or other reason, our business could be harmed.

ITEM 2. MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

     The following Management's Discussion and Analysis of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this prospectus. The following should be read in conjunction with our audited financial statements included within this registration statements.

PLAN OF OPERATION

     The Business Plan for the Company over the next twelve months is to initially purchase hardware, software and digital photographic equipment to produce complete visual content and other digital media. In addition, the Company also plans to develop a proposed web site to offer its services to businesses and consumers. Samples of digital media content for still media,

360-degree images, video, animation and audio will be made available for viewing on this proposed web site. Afterwards, the Company plans to seek relationships with photographers and other visual content producers so the Company can offer its services in many areas in the United States.

     In order to proceed with the proposed business plan, the Company will need to raise additional capital. Management's plan is to raise capital and begin seeking third party relationships for assistance in marketing, such as real estate brokerage companies, multiple listing services and technology providers.

     There can be no assurance or guarantee that there will be any interest by investors to invest in the Company or that any proceeds can be raised by the Company. If capital cannot be raised by the Company, it will have a material adverse impact on the progress of its strategic business plan.

     The Company may experience significant volatility in our quarterly results. If, and when, the Company begins operations, there can be no assurance that we will ever report a net income in any period, and we expect that we will report operating losses for the foreseeable future.

     Excluding its current officer, the Company has no employees. While the Company plans to hire additional employees and train them, it may be unable to find and hire additional qualified management and professional personnel to help lead us. The addition of employees will depend on the ability of the company to raise additional capital, which cannot be assured.

     The Company's sole officer/director makes up its entire management team. This individual is employed at another company and plans to initially devote minimal time to promoting the Company's strategic business plan. If other obligations take priority for the Company's sole officer/director, it will have a material adverse impact on the progress of the Company. In addition, there has been and are no plans for compensating the officer/director until sufficient revenue flow can be generated, of which, there is no guarantee. Since the officer/directors is being compensated by their employment elsewhere, they may be less motivated to spend adequate time promoting the Company.

     Management does not anticipate any product research and development, or the purchase or sale of any significant equipment.

ANALYSIS OF FINANCIAL CONDITION

     The Company has not yet generated positive cash from operating activities. The Company did not generate positive cash from operations for the year ending September 30, 2000. From October 6, 1998 to September 30, 2000, the Company had a net loss of $662. The losses were a result of organization and other start-up related costs. As of September 30, 2000 the Company has $11,493 in cash. (See "Financial Statements" within this registration statement).

     The Company does not foresee a material increase in operating expenses until such time sufficient capital can be raised and the Company proceeds with its business plan. Management believes that the Company must be successful in raising equity or debt financing sufficient to meet its current working capital requirements and to support the expenses associated with developing the web site on the Internet, purchasing hardware, software and digital photographic equipment and developing contractual arrangement with photographers and other visual content producers. There can be no assurances that any contractual arrangements can even be made, and if favorable agreements cannot be made, it would have a material adverse impact on the Company. Management has not negotiated or entered into any agreements nor developed any development plans or negotiation standards for dealing with any potential photographers or other visual content producers.

     Management's immediate plan is to focus its efforts on raising capital and developing its web site on the Internet. Management hopes to raise sufficient capital within the next twelve months to initiate operations that include purchasing hardware, software and digital photographic equipment and developing contractual arrangements with photographers and other visual content producers. The Company's officer and directors makes up the current management team. This individual has other obligations and plan to initially devote minimal time to promoting the company's strategic business plan. If other obligations take priority for the officer/director over that of the Company, it will have a material adverse impact on the progress of the Company. In addition, excluding the shares that were issued to the officer/director at ($0.01 per share), there has been, and are no plans for compensation to be paid to the officer/director until sufficient revenue flow can be generated.

     Currently management has not determined the dollar amount required to adequately initiate its operations and has not determined a minimum or maximum amount it plans to raise. The Company may encounter business initiatives that require significant cash commitments or unanticipated problems or expenses that could result in a requirement for additional cash before that time. If the Company raises additional funds through the issuance of equity or convertible debt securities, the percentage ownership of its shareholders would be reduced, and such securities might have rights, preferences or privileges senior to its common stock. Additional financing may not be available upon acceptable terms, or at all. If adequate funds are not available or are not available on acceptable terms, the Company's ability to fund its expansion, take advantage of business opportunities, develop, or enhance its business plan or otherwise respond to competitive pressures would be significantly limited, and it may significantly restrict the Company's operations.

ITEM 3. DESCRIPTION OF PROPERTY

     The Company owns no real property. The Company is provided sufficient space to do its present business by a director of the Company. Going forward, the Company plans to use the offices of the director, at no cost to the Company. Both parties have agreed to continue this arrangement until the Company begins operations and/or generates revenue.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information concerning the Common Stock ownership as of September 30, 2000 of each officer, director and who is known to the Company as management or to be the beneficial owner of more than five percent of the Company's Common Stock. As of September 30, 2000, there were 1,278,000 common shares outstanding.

                                    Beneficial Ownership of Shares
                                    ------------------------------
Name                                 Number              Percent*     Security
----                                 ------              --------     --------
Adrienne Humphreys  (1)             1,000,000              78.2%       Common
President, Secretary and
Director

Officers and Directors as a
Group                               1,000,000              78.2%       Common

----------
* Rounded up to the nearest whole number.

(1) Adrienne Humphreys' address is 1649 Dartmouth, Chula Vista, CA 91913. Ms. Humphreys is the direct owner as described above. Unless otherwise indicated, the named party is believed to be the sole investor and have voting control of the shares set forth in the above table. Based on 1,278,000 outstanding shares on September 30, 2000.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following information sets forth certain information concerning the Executive Officers and Directors of the Company as of September 30, 2000.

Name                     Age     Position                Term of Office
----                     ---     --------                --------------
Adrienne Humphreys(1)    31      Director, President,    Until annual meeting of
                                 Secretary               stockholders

----------
(1)  Adrienne Humphreys' address is 1649 Dartmouth, Chula Vista, CA 91913.

     There are no other persons nominated or chosen to become Directors or Executive Officers, nor do we have any employees other than the above. There is no arrangement or understanding between any of our Director or Officer pursuant to which they were elected to his/her office. The removal of a Director from the Board can be succeeded only by the following actions: (1) majority vote of the existing Directors; or (2) majority vote of the shareholders of record.

RESUMES

     Adrienne Humphreys - Director, President and Secretary. Adrienne Humphreys has served as President, Secretary and Director of the Company since October, 1999. Since June, 1997 she is currently employed by La Jolla Group, San Diego as Art Director of Media Presentations. Also since June, 1997, Ms. Humphreys has also worked as independent contractor in producing and developing graphics, digital effects, 3D animation, music video digital effects and TV commercials for Channel One, Los Angeles, CA, Chiron Diagnostics, San Francisco, CA, Poor Specimen Productions, San Diego, CA, STV International, San Diego, CA, Captain Carrot Video, Encinitas, CA, Royal Films Entertainment for MTV, Los Angeles, CA. From March 1991 to May 1997, Ms. Humphreys worked for Control Room Productions, Solana Beach, CA in producing 3D animation, graphics, non-linear editing, digital effects and completed over fifty video projects. Ms. Humphreys completed a Certificate of Completion, Supercomputer Center, Visualization Lab at the University of California San Diego, La Jolla, CA in December 1994.

     The Company presently expects to conduct its annual meeting of shareholders and directors in October, 2001, at which time directors will again be elected. All directors serve for a period of one year, unless removed in accordance with our By-Laws.

POTENTIAL CONFLICTS OF INTEREST

     The Company's officer/director is currently engaged in other employment. Consequently, there are potential inherent conflicts of interest in acting as an officer/director of the Company. Insofar as the officer/director is engaged in other business activities, management anticipates that it will devote only a minor amount of time to the Company's affairs. The Company does not have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

     A conflict may arise in the event that another company with which management is affiliated is formed and actively seeks business similar to that of the Company's business plan. Initially Ms. Humphreys will be responsible for seeking, evaluating, negotiating and consummating business partnerships with companies which may result in terms providing benefits to Ms. Humphreys.

     As Ms. Humphreys is engaged in other business activities, demands may be placed on the time of Ms. Humphreys which will detract from the amount of time she is able to devote to the Company. Ms. Humphreys intends to devote as much time to the activities of the Company as required. However, should such a conflict arise, there is no assurance that Ms. Humphreys would not attend to other matters prior to those of the Company. Ms. Humphreys projects that initially, approximately twenty hours per month of her time will be spent on the related business activities of the Company. However, there are no assurances that twenty hours per month will be spent.

ITEM 6. EXECUTIVE COMPENSATION

     The Officer of the Company has received no compensation, including no bonus or incentive plans - stock, cash, or otherwise. The Company plans to begin compensating the officer only at such time the Company is generating sufficient revenues. Presently, the Company has not established any dates or other requirements for the officer to begin receiving compensation. If, and when, the time is deemed appropriate for the officer to receive compensation, the matter will be brought before the Board of Directors to vote.

COMPENSATION OF DIRECTORS

     During the most recently completed financial year ended September 30, 2000, there was no compensation paid, by the Company to its director, for services as a director. There is no standard arrangements for any such compensation to be paid other than reimbursement for expenses incurred in connection with their services as director, although the Company from time to time may grant options to acquire Common Shares for directors. As at the date hereof the Company has no outstanding options to the Director that has been granted for her service.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On October 19, 1999 the Company issued 1,000,000 common shares at ($.01) per share to its president and director, Adrienne Humphreys in consideration for $10,000.

ITEM 8. DESCRIPTION OF SECURITIEES.

CURRENT CAPITAL STRUCTURE

     As of September 30, 2000 the Company has 80,000,000 Shares of Common Stock with a par value of $0.0001, authorized, with 1,278,000 Shares outstanding and 20,000,000 Shares of Preferred Stock with a par value of $0.0001, authorized, with zero Shares outstanding.

COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by the shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50 percent of the Shares voted for the election of directors can elect all of the directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available therefor. In the event of liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the commons stock. All of the outstanding Shares of Common Stock are, and the Shares of Common Stock Offered hereby, when issued for the consideration set forth in this Prospectus, will be fully paid and non-assessable.

PREFERRED STOCK

     The Company has 20,000,000 Shares of Preferred Stock, par value $0.0001, authorized with zero Shares outstanding.

OPTIONS AND WARRANTS

     The Company has no outstanding options or warrants to purchase common stock.

DEBT SECURITIES

     The Company has no debt securities.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     The Company is authorized to issue 80,000,000 shares of Common stock, par value $0.0001 per share. As of September 30, 2000, the Company had outstanding 1,278,000 shares of Common stock. All Common Shares are equal to each other with respect to voting, and dividend rights, and subject to the rights of the preferred shareholders. There are 20,000,000 shares of preferred par value $0.0001, none of which are outstanding.

     Special meetings of the Shareholders may be called by the officers, directors, or upon the request of holders of at least ten percent of the outstanding voting shares. Holders of Common Shares are entitled to one vote at any meeting of the Shareholders for each Common Share they own as of the record date. At any meeting of Shareholders, a majority of the outstanding Common shares of the Company entitled to vote, represented in person or by proxy, constitutes a quorum. A vote of the majority of the Common Shares represented at a meeting will govern, even if theirs is substantially less than a majority of the Common Shares outstanding.

     Subject to the rights of the preferred shareholders described below, holders of shares are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore, and upon liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to Shareholders. There are no conversion, pre-emptive or other subscription rights or privileges with respect to any share. Reference is made of the Certificate of Incorporation and Bylaws of the Company as well as to the applicable statutes of the State of Delaware for a more complete description of the rights an liabilities of holders of shares. It should be noted that the Bylaws may be amended by the Board of Directors without notice to the Shareholders.

NON-CUMULATIVE VOTING

     The shares of the Company do not have cumulative voting rights, which means that the holders of more than fifty percent of the Common Shares voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent will not be able to elect directors.

MARKET PRICE

     There is no trading market for the Company's Common stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market, does develop, that it will continue.

     If and when the Company's securities are traded, the securities may likely be deemed a "penny stock." The Securities and Exchange Commission has adopted Rule 15g-9 which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     The Company plans to have its securities traded in the over-the-counter ("OTC") market. The OTC market differs from national and regional stock exchanges in that it (1) is not cited in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the "specialist" common to stock exchanges. The Company may apply for listing on the NASD OTC Bulletin Board or may offer its securities in what are commonly referred to as the "pink sheets" of the National Quotation Bureau. No assurance can be given by the Company that any of the above events will occur.

DIVIDENDS

     The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2. LEGAL PROCEEDINGS

     The Company is not a party to, and none of the company's property are subject to, any material pending or threatened legal proceeding.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     None

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     On October 6, 1998, the Company was incorporated under the laws of the State of Delaware.

     The date, title and amount of unregistered securities sold/issued by Tasco International, Inc. are as follows:

     On October 6, 2000 the Company issued 100,000 shares of its common stock to a former officer in consideration of $0.0001 per share. Further on October 9, 2000, the Company issued 130,000 shares of its common stock to 8 people in consideration of $0.01 per share. These shares were issued in reliance on an exemption from registration for non public offerings contained in section 4 (2) of the United States Securities Act of 1933, as amended.

     Between October 6, 1998 and October 12, 1998 the Company sold 19,000 common shares to 19 persons at $0.01 per share. Between March 1, 1999 and April 1, 1999, the Company sold 29,000 common shares to 8 persons at $0.01 per share. The shares were sold in reliance on an exemption from registration contained in Regulation D, Rule 504 of the United States Securities Act of 1933, as amended.

     On October 19, 1999, the Company sold 1,000,000 common shares to its president at $0.01 per share. The shares were issued in reliance on an exemption from registration for non public offerings contained in Section 4(2) of the United States Securities Act of 1933, as amended.

ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     Section 145 of the General Corporation Law of the State of Delaware provides that a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees, and agents, against expenses incurred in any action, suit, or proceeding. There are no specific provisions in either the articles or the bylaws.

                                    PART F/S

                            TASCO INTERNATIONAL LTD.
                         (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS
                               September 30, 2000
                               September 30, 1999

     The following audited financial statements of the company were prepared by Barry Friedman, P.C., Certified Public Accountant, 1582 Tulita Drive, Las Vegas, NV 89123. The statements include an Accountant's Audit Report, Balance Sheet as of September 30, 2000 and September 30, 1999; Statement of Operations for the period of October 6, 1998 (inception) to September 30, 2000, for the period from October 6, 1998 to September 30, 1999, for the year ended September 30, 2000; Statement of Stockholders Equity period from October 6, 1998 (inception) to September 30, 2000; Statement of Cash Flows for the period from October 6, 1998 (inception) to September 30, 2000, for the period of October 6, 1998 to September 30, 1999, for the year ended September 30, 2000 as well as Notes to the Financial Statements, September 30, 2000 and September 30, 1999.

Barry L. Friedman, P.C.
Certified Public Accountant
1582 Tulita Drive                                         Office  (702) 361-8414
Las Vegas, NV 89123                                       Fax No. (702) 896-0278

                          INDEPENDENT AUTITOR'S REPORT

October 2, 2000

Board of Directors
Tasco International, Inc.
Chula Vista, California

I have audited the Balance Sheets of Tasco International, Inc., ( A Development Stage Company), as of September 30, 2000, and September 30, 1999, and the related Statements of Operations, Stockholders' Equity and Cash Flows for the year ended September 30, 2000, and the period October 6, 1998, inception, to September 30, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tasco International, Inc., (A Development Stage Company), as of September 30, 2000, and September 30, 1999, and the results of its operations and cash flows for the year ended September 30, 2000, and the period October 6, 1998, inception, to September 30, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #3 to the financial statements, the Company has had no operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note #3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Barry L. Friedman

Barry L. Friedman
Certified Public Accountant

                            TASCO INTERNATIONAL INC.
                         (A Development Stage Company)

                                  BALANCE SHEET


                                     ASSETS
                                                              September 30,
                                                         ----------------------
                                                           2000          1999
                                                         --------      --------
CURRENT ASSETS
  Cash                                                    $11,493       $ 1,668
                                                          -------       -------

     TOTAL CURRENT ASSETS                                 $11,493       $ 1,668
                                                          -------       -------
OTHER ASSETS
  Other Organization Costs (Net)                          $     0       $   192
                                                          -------       -------

     TOTAL ASSETS                                         $11,493       $ 1,860
                                                          =======       =======
                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts Payable                                        $   365       $   365
                                                          -------       -------

     TOTAL CURRENT LIABILITIES                            $   365       $   365
                                                          -------       -------
STOCKHOLDERS' EQUITY
  Preferred stock, $.0001 par value Authorized
   20,000,000 shares Issued and outstanding at
   September 30, 2000 - None                              $     0

  Common Stock, $.0001 par value Authorized
   80,000,000 shares; Issued and outstanding at
   September 30, 1999 - 278,000 shares                                  $    28
   September 30, 2000 - 1,278,000 shares                  $   128

  Additional paid-in capital                               11,662         1,762

  Deficit accumulated during the development stage           (662)         (295)
                                                          -------       -------

     TOTAL STOCKHOLDERS' EQUITY                           $11,128       $ 1,495
                                                          -------       -------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                $11,493       $ 1,860
                                                          =======       =======

   The accompanying notes are an integral part of these financial statements.

                           TASCO INTERNATIONAL, INC.
                         (A Development Stage Company)

                            STATEMENT OF OPERATIONS


                                                    October 6, 1998 (inception)
                                    Year Ended           to September 30,
                                   September 30,    --------------------------
                                       2000            1999            2000
                                    ----------      ----------      ----------
INCOME
  Revenue                           $        0      $        0      $        0
                                    ----------      ----------      ----------
EXPENSES
  Amortization                      $      192      $       48      $      240
  Bank Charges                             125              72             197
  Filing Fees                               50             125             175
  Transfer Fees                              0              50              50
                                    ----------      ----------      ----------
TOTAL EXPENSES                      $      367      $      295      $      662
                                    ----------      ----------      ----------

     NET LOSS                       $     (367)     $     (295)     $     (662)
                                    ==========      ==========      ==========
Net Loss per share-
 Basic and Diluted                  $   (.0003)     $   (.0012)     $   (.0009)
                                    ==========      ==========      ==========
Weighted average Number of common
 Shares outstanding                  1,228,800         262,242         749,574
                                    ==========      ==========      ==========

   The accompanying notes are an integral part of these financial statements

                           TASCO INTERNATIONAL, INC.
                         (A Development Stage Company)

                       STATEMENT OF STOCKHOLDERS' EQUITY

                                                                                     Deficit
                                                                                   Accumulated
                                                 Common Stock         Additional     during
                                             ---------------------     paid-in     development
                                              Shares        Amount     capital        stage
                                             ---------      ------     --------      --------
October 6, 1998 issued for cash                100,000      $   10     $      0      $      0

October 9, 1998 issued for cash                130,000          13        1,287

October 12, 1998 issued for cash                19,000           2          188

April 1, 1999 Issued for cash                   29,000           3          287

Net loss, October 6, 1998
(inception) to September 30, 1999                                                        (295)
                                             ---------      ------     --------      --------

Balance, September 30, 1999                    278,000      $   28     $  1,762      $   (295)

October 19, 1999 issued for cash             1,000,000         100        9,900

Net loss year ended September 30, 2000                                                   (367)
                                             ---------      ------     --------      --------

Balance, September 30, 2000                  1,278,000      $  128     $ 11,662      $   (662)
                                             =========      ======     ========      ========

   The accompanying notes are an integral part of these financial statements

                           TASCO INTERNATIONAL, INC.
                         (A Development Stage Company)

                            STATEMENT OF CASH FLOWS


                                                     October 6, 1998 (inception)
                                        Year Ended         to September 30,
                                       September 30,  --------------------------
                                           2000          1999            2000
                                        ----------    ----------      ----------

CASH FLOW FROM OPERATING ACTIVITIES
 Net loss                               $   (367)     $   (295)       $   (662)
 Amortization                                192            48             240

CHANGES IN ASSETS AND LIABILITIES
 Organization Costs                            0          (240)           (240)
 Increase in current Liabilities
 Accounts Payable                              0           365             365

CASH FLOWS FROM INVESTING ACTIVITIES           0             0               0

CASH FLOWS FROM FINANCING ACTIVITIES
 Issuance of common stock for cash      $ 10,000      $  1,790        $ 11,790
                                        --------      --------        --------

Net increase in cash                    $  9,825      $  1,668        $ 11,493

Cash, Beginning of period                  1,668             0               0
                                        --------      --------        --------

CASH, END OF PERIOD                     $ 11,493      $  1,668        $ 11,493
                                        ========      ========        ========

   The accompanying notes are an integral part of these financial statements

                           TASCO INTERNATIONAL, INC.
                         (A Development Stage Company)

                         NOTES TO FINANCIAL STATEMENTS
                   September 30, 2000, and September 30, 1999


NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

     The Company was organized October 6, 1998, under the laws of the State of Delaware, as Tasco International, Inc. The Company is engaged in the business of providing production of visual content and other digital media for Internet production. The Company has no operations and in accordance with SFAS #7, the Company is considered a development stage company.

     On October 6, 1998, the Company issued 100,000 shares of it's $0.0001 par value commons tock for cash of $10.00.

     On October 9, 1998, the Company issued 130,000 shares of it's $0.0001 par value common stock for cash of $1,300.00.

     On October 12, 1998, the Company issued 19,000 shares of it's $0.0001 par value common stock for cash of $190.00.

     On April 1, 1999, the Company issued 29,000 shares of it's $0.0001 par value common stock for cash of $290.00.

     On October 19, 1999, the Company issued 1,000,000 shares of it's $0.0001 par value common stock for cash of $10,000.00.

NOTE 2 - ACCOUNTING POLICIES AND PROCDURES

     Accounting policies and procedures have not been determined except as follows:

     1.   The Company uses the accrual method of accounting.

     2. On April, 1998, the American Institute of Certified Public Accountant's issued Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-Up Activities" which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up and organization costs to be expensed as incurred. With the adoption of SOP 98-5, there has been little or no effect on the Company's financial statements.

     3. Earnings per share is computed using the weighted average number of shares of common stock outstanding.

     4. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

     5.   The Company has adopted a fiscal year end of September 30.

                           TASCO INTERNATIONAL, INC.
                         (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS CONTINUED
                   September 30, 2000, and September 30, 1999


NOTE 3 - GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through sale of its securities through private placements.

NOTE 4 - RELATED PARTY TRANSACTION

     The Company neither owns or leases any real or personal property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 5 - WARRANTS AND OPTIONS

     There are no warrants or options outstanding to acquire any additional shares of common or preferred stock.

                                    PART III

b) EXHIBITS

     Exhibit
     Number                        Description
     -------                       -----------

      3.(i)           Articles of Incorporation of the Registrant

      3.(ii)          Bylaws of the Registrant

      23              Consent of Independent Accountant

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          TASCO INTERNATIONAL, INC.


Dated January 2, 2001                   By /s/ Adrienne Humphreys
                                           -------------------------------------
                                           Adrienne Humphreys
                                           President and Director